CONFIDENTIAL TREATMENT REQUESTED BY

WOODWARD, INC.

 May 1, 2014

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Attention:  Kevin L. Vaughn

Re:      Woodward, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 14, 2013
File No. 000-08408

Ladies and Gentlemen:

Set forth below are the responses of Woodward, Inc. (“Woodward,” the “Company,” “we,” “us,” or “our”) to the comments of the staff of the Division of Corporation Finance (the “Staff”), contained in your letter dated April 3, 2014, with respect to the Annual Report on Form 10-K for the fiscal year ended September 30, 2013, filed November 14, 2013.  For your reference, we have repeated below in italics the Staff’s comments immediately prior to the responses.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 8. Financial Statements and Supplementary Data, page 55

Note 1. Operations and Summary of Significant Accounting Policies, page 61

- Accounts Receivable, page 62

1.  We note your response to prior comment 1. Please revise your future filings to disclose the key terms of the bank drafts authorized by the Chinese banks that you receive from your vendors as payment for settlement of certain customer accounts receivables. For instance, please revise to disclose who the obligor is in these arrangements and that you only accept bank drafts with maturity dates up to 180 days from your receipt.

2.  Further to the above, please explain to us in more detail why you continue to label these as accounts receivables from customers since the obligor is now the Chinese banks.

Response:

In response to the Staff’s comment 1 above, we will revise future filings to disclose the key terms of the bank drafts authorized by Chinese banks that we receive from our customers by incorporating proposed modifications and additional disclosures.  In addition, in response to the

CONFIDENTIAL TREATMENT REQUESTED BY

WOODWARD, INC.

Staff’s comment 2 above, we will revise future filings to delineate between the amount of accounts receivable with our customers and the amount of accounts receivable with Chinese financial institutions.

With respect to our response to the Staff’s comment  2,  Regulation S-X, Article 5 – Commercial and Industrial Companies, Reg. § 210.502 – Balance Sheets, 3.(a) requires that we “State separately amounts receivable from: (1) customers (trade); (2) related parties; (3) underwriters, promoters, and employees (other than related parties) which arose in other than the ordinary course of business; and (4) others.”

As we stated in our prior response dated March 14, 2014, our payment terms with certain Chinese customers allow for satisfaction of balances receivable by either payment of cash or by the transfer, from the customer, of one or more bank drafts to Woodward as is common business practice in China.  In addition, when we negotiate commercial terms with our customers we provide for acceptance of bank drafts as a valid payment method.  We deem bank drafts to be part of our normal collection process related to sales with our customers and therefore believe categorizing them as accounts receivable from “others” is appropriate.  In addition, we believe including bank drafts in accounts receivable accurately reflects our collection process with respect to metrics such as days sales outstanding as well as other metrics tied to accounts receivable.

We will modify future filings to more clearly distinguish between accounts receivable from customers and accounts receivable from others, and more specifically from Chinese financial institutions, as of the balance sheet date. In addition, in future fillings we will modify the XBRL element on the “Accounts receivable” line on our Balance Sheet to the following standard element:

“Accounts and Other Receivables, Net, Current” defined as the “Amount due from customers, clients, or other third-parties, or arising from transactions not separately disclosed, within one year of the balance sheet date (or the normal operating cycle, whichever is longer), net of allowances established for the purpose of reducing such receivables to an amount that approximates their net realizable value.”

An example of our proposed disclosure to be included in future filings, as it would have appeared in our Annual Report on Form 10-K as of September 30, 2013, follows:

Accounts receivable:  Almost all Woodward’s sales are made on credit and result in accounts receivable, which are recorded at the amount invoiced.  In the normal course of business, not all accounts receivable are collected and, therefore, an allowance for losses of accounts receivable is provided equal to the amount that Woodward believes ultimately will not be collected.  In establishing the amount of the allowance, customer-specific information is considered related to delinquent accounts, past loss experience, bankruptcy filings, deterioration in the customer’s operating results or financial position, and current economic conditions. Accounts receivable losses are deducted from the allowance, and the related accounts receivable balances are written off when the receivables are deemed uncollectible.  Recoveries of accounts receivable previously written off are recognized when received.

Consistent with business practice common in China, Woodward’s Chinese subsidiary accepts from Chinese customers, in settlement of certain customer accounts receivable,

CONFIDENTIAL TREATMENT REQUESTED BY

WOODWARD, INC.

bank drafts issued by creditworthy Chinese banks.  Bank drafts are financial instruments issued by Chinese financial institutions as part of financing arrangements between the financial institution and a customer of the financial institution.  Bank drafts represent a commitment by the issuing financial institution to pay a certain amount of money at a specified future maturity date to the legal owner of the bank draft as of the maturity date.  The maturity date of bank drafts varies, but it is Woodward’s policy to only accept bank drafts with maturity dates no more than 180 days from the date of Woodward’s receipt of such draft.  The issuing financial institution is the obligor, not Woodward’s customers.  Upon Woodward’s acceptance of a bank draft from a customer, such customer has no further obligation to pay Woodward for the related accounts receivable balance.  Woodward only accepts bank drafts issued by creditworthy banks as to which the credit risk associated with the bank draft is assessed to be minimal.

The composition of Woodward’s accounts receivable at September 30, 2013 and September 30, 2012 follows:

	September 30,	September 30,
	2013	2012
Accounts receivable from:
Customers	$308,111	$314,074
Other (Chinese financial institutions)	72,954	40,312
	$381,065	$354,386

- Note 21, Segment Information, page 104

3.  We note your response to prior comment 2. Please supplement your analysis provided in your response letter dated March 14, 2014 with additional quantitative analysis of the similar economic characteristics of your operating segments on a historical basis. In this regard, although we note that the discrete financial information available for the underlying businesses is not provided to your chief operating decision maker and also that your operating segments have changed over the years, it is not clear why you are not able to provide historical information given that the underlying existing businesses have existed for many years and it appears that you have financial information for those businesses.

Response:

As the Staff suggested, we are able to produce historical financial information, using certain legacy internal financial reporting conventions, for fiscal years 2009, 2010, 2011 and 2012.

Our quantitative evaluation of the similar economic characteristics between the Engine Systems and Industrial Turbomachinery Systems operating segments, including actual historical results for fiscal years 2009 through 2012 using legacy internal financial reporting

CONFIDENTIAL TREATMENT REQUESTED BY

WOODWARD, INC.

conventions, actual historical results for fiscal years 2012 and 2013 using our current internal financial reporting conventions,  and projected performance for fiscal years 2014 through 2018 using our current internal financial reporting conventions, is provided in Exhibit A.

4. We note your response to prior comment 2. Please provide us with a more detailed quantitative analysis on why you believe that the Engine Systems operating segment and Industrial Turbomachinery Systems operating segment, which contains your renewable power business, should be aggregated into the Energy segment. Refer to the guidance in FASB ASC paragraph 280-10-50-11.

Response:

A more detailed quantitative analysis on why we believe that our Engine Systems operating segment and Industrial Turbomachinery Systems operating segment, which contains our renewable power business, should be aggregated into the Energy segment is provided in Exhibit A.

Based on both our quantitative and qualitative evaluations, and consistent with the guidance of FASB ASC paragraph 280-10-50-11, we concluded that our  Engine Systems operating segment and Industrial Turbomachinery Systems operating segment, which contains our renewable power business, have similar economic characteristics and should be aggregated into the Energy segment.

- Item 11.  Executive Compensation, page 113

Compensation Discussion and Analysis, page 113

5.  Please expand the first paragraph of your response to prior comment 3 tell us why you believe it is appropriate for your Form 10-K for the fiscal year ended September 30, 2013 to not include disclosure required by Regulation S-K Item 402(b).

Response:

We acknowledge the Staff's comment and inform the Staff that, promptly following resolution of the Staff's comments on the Form 10-K, we will file an amendment to the Form 10-K to properly incorporate by reference to our proxy statement filed with the Commission on December 13, 2013 (the "Proxy Statement") the disclosure required by Regulation S-K Item 402(b).

6. We note your response to prior comment 3. However, given your multiple references throughout the proxy statement to the relevance of the 50th percentile, it remains unclear why you believe that you need not disclose the nature and extent to which the committee exercised its discretion to deviate from that percentile. It is also unclear why you believe that disclosure of a range of between 50th to 75th percentile is not so broad as to require disclosure that explains

CONFIDENTIAL TREATMENT REQUESTED BY

WOODWARD, INC.

more specifically where the compensation fell within that range. In your response, please address (1) each place that you refer to the 50th percentile in your proxy statement, and (2) why you believe you need not clarify what you mean by the phrase in your proxy statement “nor any element of total compensation”.

Response:

To provide further background and context with respect to the description included in the Compensation Discussion & Analysis of the Proxy Statement, below is a summary of the processes that were used by the Compensation Committee of the Board of Directors (“Committee”) in evaluating, setting, and validating compensation for the Company’s Named Executive Officers (“NEOs”) during the Company’s 2013 fiscal year (“FY 2013”).

In advance of the September 2012 Committee meeting (when FY 2013 compensation decisions were made), the Committee’s outside advisor on executive compensation matters, Aon Hewitt, provided the Committee with competitive data at the 50th percentile for base salary, target annual bonus, and long-term incentives, as well as competitive data at the 50th and 75th percentiles for target total compensation, for the Company’s officers, including each of its NEOs.  Because the Aon Hewitt analysis on competitive data was conducted in 2012, the most recent competitive data available was generally based on 2012 compensation levels.   Accordingly, the competitive data provided to the Committee at that time reflected a lag of at least one year when setting Woodward’s FY 2013 pay levels.

In September 2012, the Committee established target compensation levels for the Company’s NEOs for FY 2013, using as a guide the 2012 competitive compensation data and related recommendations provided by Aon Hewitt.  The Committee made its FY 2013 pay decisions in the context of where total compensation for each NEO was positioned relative to the competitive data and in a manner that was consistent with the Company’s compensation philosophy of positioning target compensation up to the 75th percentile.1 Specifically, the Committee took the competitive data and qualitative factors into consideration to determine target compensation opportunities for each NEO for FY 2013.2

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1 This is supported in the Company’s Proxy Statement on page 31: “We look at 50th percentile statistics when analyzing external market data because we believe it generally represents typical company practice. However, as a matter of strategy, we do not target the 50th percentile or any percentile as a specific objective. Rather, our compensation decisions are based on the full consideration of all of the above mentioned elements that provide input into our deliberations. As an outcome of these deliberations, total compensation opportunity for an individual may therefore be at, above, or below 50th percentile market data. Further, the Company holds the view that compensation of up to 75th percentile would be warranted for individuals with a high level of knowledge, skills and abilities.”

2 This is supported by the disclosure in the Company’s Proxy Statement on page 31: “When determining total compensation opportunities for our executives, we give consideration to many influencing factors. These factors include: our compensation philosophy to set guiding principles and broad direction; external market data to provide a frame of reference for how typical companies in our size range set compensation opportunities; the nature and scope of the individual’s role at Woodward compared to the benchmark job; the individual’s performance, knowledge, skills, abilities and potential; and the accumulated impact on our retention efforts over the course of the individual’s career”.

CONFIDENTIAL TREATMENT REQUESTED BY

WOODWARD, INC.

With respect to the elements of compensation, the Committee considered the positioning of each element relative to the competitive 50th percentile, but also took into account other qualitative performance data and factors such as the individual NEO’s performance, experience, responsibilities, management, and leadership skills.3 Thus, the Committee did not (and as a matter of practice, does not) establish a specific targeted positioning of each pay element relative to the competitive data.  More specifically, the Committee used the total compensation data as a primary guide, and used 50th percentile competitive data for individual pay elements as a secondary guide.

Tables 1 and 2 of Exhibit B (previously provided to the Staff in Exhibit B to our letter dated March 14, 2014) provide a summary of the positioning of each NEO’s compensation relative to the 2012 compensation data.  The compensation data presented for each NEO was compared to the 2012 competitive 50th percentile for total compensation and each element of compensation, as that data was provided to the Committee.

At the time FY 2013 compensation decisions were made, the Committee acknowledged the lag in the competitive data and expected increases in peer group compensation levels during the course of the year.  Accordingly, the Committee then validated the FY 2013 pay decisions in September 2013 by evaluating the approved FY 2013 target compensation levels in comparison to the refreshed data for that year as presented by Aon Hewitt in September 2013.  The Committee has adopted this approach because the competitive compensation data used in the decision-making process is at least one year old (and necessarily so) and thus reflects competitive levels for a different period than the relevant period for which the Committee is setting NEO compensation levels.  Therefore, by validating the positioning of the Company’s FY 2013 NEO approved compensation levels compared to updated pay data that reflects data from the same fiscal year, the Committee is employing an “apples-to-apples” approach to assessing pay data for the year in which it is intended to be paid.  The

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3  This is supported in the Company’s Proxy Statement as follows: (i) on page 32 with respect to base salary: “…we compare base salaries for the NEOs using the 50th percentile of our peer comparator group base salaries. Quantitative data in our peer comparator group is used to determine the 50th percentile. We may also use qualitative performance data and factors to determine an NEO’s base salary as a result of an individual NEO’s performance, experience, responsibilities, management, leadership skills, and rate of increase from existing base. These qualitative factors are used to determine the appropriate placement in the salary range and the relationship between an NEO’s base pay and the 50th percentile”; (ii) on page 32 with respect to Annual Short-Term Incentive Compensation: “…we target annual short-term incentive compensation for the NEOs at the 50th percentile of our peer comparator group annual short-term incentive compensation.  Quantitative data in our peer comparator group is used to determine the 50th percentile and is a key factor considered by the Committee. We may also use qualitative performance data and factors to determine an NEO’s annual short-term incentive compensation as a result of an individual NEO’s performance, experience, responsibilities, management, leadership skills, and rate of increase from existing base. These qualitative factors are used to determine the appropriate placement in the annual short-term incentive compensation range and the relationship between an NEO’s annual short-term incentive compensation and the 50th percentile”; and (iii) on page 34 with respect to Long-Term Management Incentive Compensation:  “The Compensation Committee’s determination of total long-term compensation under the LTI Program … uses the 50th percentile of our peer comparator group as a reference point to set long-term incentive compensation opportunities for each NEO. Total long-term compensation may be adjusted by the Compensation Committee as a result of an individual NEO’s performance, experience, responsibilities, management, and leadership skills. For additional information, see the market data comparisons…”

CONFIDENTIAL TREATMENT REQUESTED BY

WOODWARD, INC.

validation process is intended to provide the Committee with an additional reference point to confirm their beginning of the year pay decisions; it does not result in any adjustments to FY 2013 pay decisions, but is used as another reference point in evaluating target pay levels for the following year.4

In validating FY 2013 pay levels, the Committee evaluated its decisions primarily in the context of total compensation, but considered as a secondary factor where each pay element was positioned relative to the competitive 50th percentile data, having taken into consideration the qualitative factors described above (similar to how pay levels were established at the beginning of the fiscal year).  Tables 3 - 5 in Exhibit B provide a summary of Woodward’s target 2013 compensation in comparison to the 2013 competitive data from the peer group.  As noted in Table 5, for each of the Company’s NEOs, neither total compensation nor any element thereof was positioned above the 75th percentile of competitive practice.5

Future Proxy Statement Disclosures

To address the Staff’s comments related  to our executive compensation disclosure, in future proxy disclosures, we intend to enhance the discussion with respect to the Committee’s decision-making process.  The extent of that disclosure and potential disclosure modifications from the current disclosure approach in any year will be based on the facts and circumstances related to the Committee’s decision-making process for that year, and therefore the disclosure may need to materially differ from our current disclosure.

To the extent we believe it to be material to an investor’s understanding of our compensation program, we will disclose the appropriate level of additional information to provide clarity to stockholders, which may – depending on the specific circumstances – include a disclosure of the percentile rank positioning of Woodward’s compensation relative to the peer group for some or all of the NEOs, either singly or in a group.  In the event such information is disclosed, we will include in our disclosure a discussion of how such determinations were made, and the methodologies used, so that stockholders can understand the approach taken in establishing such compensation levels.

Additionally, recognizing that information regarding the Committee’s compensation validation process may help the reader better understand the Committee’s approach to evaluating and setting compensation levels, we intend to describe the validation process in future filings.

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4  See “Future Proxy Statement Disclosures”, below.

5  This is supported by the disclosure in the Company’s Proxy Statement on page 31: “Conversely, the Company considers total compensation in excess of the 75th percentile to be a material deviation from the benchmarking data.  In fiscal 2013, neither the total compensation nor any element of total compensation paid to our NEOs materially deviated from our benchmarking data.”

CONFIDENTIAL TREATMENT REQUESTED BY

WOODWARD, INC.

* * * * *

In connection with its response to the Staff’s comment letter, Woodward acknowledges that:

•	Woodward is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Woodward may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (970) 498-3112 should you wish to discuss the matters addressed above or other issues relating to the subject Form 10-K. Thank you for your attention to this matter.

Very truly yours,

/s/ Robert F. Weber, Jr.
Robert F. Weber, Jr. Vice Chairman, Chief Financial Officer and Treasurer

cc:	A. Christopher Fawzy
Woodward, Inc.

Philip S. Stamatakos
Joel T. May
Jones Day

Scott Ward
Deloitte & Touche LLP

CONFIDENTIAL TREATMENT REQUESTED BY

WOODWARD, INC.

Exhibit A

***1

1 Exhibit A consists of fifteen pages redacted and filed separately with the Commission pursuant to Woodward, Inc.’s request for confidential treatment.

*** INDICATES CONFIDENTIAL MATERIAL REDACTED AND SEPARATELY FILED WITH THE COMMISSION (REF. WWD0008-WWD0022)

CONFIDENTIAL TREATMENT REQUESTED BY

WOODWARD, INC.

Exhibit B

***2

2 Exhibit B consists of three pages redacted and filed separately with the Commission pursuant to Woodward, Inc.’s request for confidential treatment.

***INDICATES CONFIDENTIAL MATERIAL REDACTED AND SEPARATELY FILED WITH THE COMMISSION (REF. WWD0023-WWD0025)

B-1